UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

INSEEGO CORP.

(Exact name of registrant as specified in its charter)

Delaware	81-3377646
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9605 Scranton Road, Suite 300 San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which the form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Each Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On January 22, 2018, Inseego Corp., a Delaware corporation (the “Company”) entered into a Rights Agreement (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent. Pursuant to the Rights Agreement, the Company will issue a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock, par value $0.001 per share (the “Common Shares”) payable on February 2, 2018 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series D Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at a price of $10.00 per one one-thousandth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designation of Series D Junior Preferred Participating Stock, par value $0.001 per share, of the Company (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of the State of Delaware on January 22, 2018. The Certificate of Designation is attached hereto as Exhibit 3.1 and incorporated herein by reference.

The Rights are in all respects subject to and governed by the provisions of the Rights Agreement. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference. Capitalized terms used but not defined in this summary have the meanings ascribed to such terms in the Rights Agreement.

The Rights

Until the earlier of (i) the Close of Business on the 10th day following a public announcement that a Person or group of Affiliated or Associated Persons has acquired Beneficial Ownership (as defined below) of 4.9% or more of the outstanding Common Shares (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) or (ii) the Close of Business on the 10th Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer, the consummation of which would result in the Beneficial Ownership by a Person or group of 4.9% or more of the outstanding Common Shares (the earlier of such dates described in clauses (i) and (ii), the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights to Purchase Preferred Stock substantially in the form attached as Exhibit C to the Rights Agreement (unless such Rights are recorded in book entry).

A Person shall not be deemed to be an Acquiring Person if such Person, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder increases its Beneficial Ownership of the Common Shares of the Company to an amount equal to or greater than the sum of (i) the lowest Beneficial Ownership of the Common Shares of the Company of such Grandfathered Stockholder as a percentage of the then outstanding Common Shares of the Company as of any date on or after the date of the public announcement of this Agreement plus (ii) 0.50%, then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder and this proviso shall have no further force or effect with respect to such Person. For the avoidance of doubt, in the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Shares expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Shares that confers

Beneficial Ownership of Common Shares shall be considered the acquisition of Beneficial Ownership of additional Common Shares by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding.

In general, “Beneficial Ownership” shall include any securities such Person, or any of such Person’s Affiliates or Associates, (i) would be deemed to actually or constructively own for purposes of Section 382 of the Code and the regulations promulgated thereunder (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the regulations promulgated thereunder), (ii) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act, as amended, (iii) has the right to acquire or vote pursuant to any agreement, arrangement or understanding (except under limited circumstances), (iv) which are directly or indirectly beneficially owned by any other Person with whom such Person is Acting in Concert or (v) in respect of which such Person has a Derivative Position.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights (unless such Rights are recorded in book entry).

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) the Close of Business on January 22, 2021, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, and (iv) if the Rights Agreement has not been approved or ratified by the stockholders prior to the conclusion of the Company’s 2018 annual meeting, the Close of Business on such date.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Shares payable in Preferred Shares or a subdivision or combination of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 multiplied by the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a payment per share equal to 1,000 multiplied by the aggregate payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 multiplied by the amount received per Common Share.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by a Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person, an Associate or Affiliate of an Acquiring Person or any Person with whom such Person is Acting in Concert, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

Flip-in Event

If any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights Beneficially Owned by the Acquiring Person, an Associate or Affiliate of the Acquiring Person or any Person with whom such Person is Acting in Concert (all of which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price of the Right. If the Board of Directors so elects, the Company shall deliver upon payment of the Purchase Price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right.

Flip-over Event

If, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right.

Exchange

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). The exchange of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

Purchase Price Adjustments

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Redemption

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights. However, from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person, an Associate or Affiliate of an Acquiring Person or any Person with whom such Person is Acting in Concert).

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.	Exhibits.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description

3.1	Certificate of Designation of Series D Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to Inseego Corp. Current Report on Form 8-K filed on January 22nd, 2018).

4.1	Rights Agreement, dated January 22nd, 2018, between the Company and Computershare Trust Company, N.A., as Rights Agent, which includes the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to Inseego Corp. Current Report on Form 8-K filed on January 22nd, 2018).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereto duly authorized.

INSEEGO CORP.

Date: January 22, 2018	By:	/s/ Stephen Smith
		Name:	Stephen Smith
		Title:	Chief Financial Officer